Response to Sec Letter 10-19-2010
EXHIBIT B
Question 3 a, b, and c

	Field Name	Present	Date of
		Worth	First
		10%	Booking
Production Resources Inc.
Medina County, Texas
Proved Producing
Taylor-Ina Gray Clara Unit -1-	Tarlor-Ina (Olmos)	$ 717,164	1/1/2008
Taylor-Ina Neuman, V. H. -A-	Tarlor-Ina (Olmos)	$ 159,521	1/1/2008
Taylor-Ina Neuman, V. H. -B-	Tarlor-Ina (Olmos)	$ 201,006	1/1/2008
Taylor-Ina Schmidt, Lenora -A-	Tarlor-Ina (Olmos)	$ 230,227	1/1/2008
Taylor-Ina Schmidt, Lenora -B-	Tarlor-Ina (Olmos)	$ 219,306	1/1/2008
Taylor-Ina Schmidt, O. K.	Tarlor-Ina (Olmos)	$ 3,844	1/1/2008
Taylor-Ina Schmidt, Oscar	Tarlor-Ina (Olmos)	$ 175,166	1/1/2008
Taylor-Ina Wilson, J. N. -B-	Tarlor-Ina (Olmos)	$ 92,932	1/1/2008
Taylor-Ina Herring - Holloway	Tarlor-Ina (Olmos)	$ 198,938	1/1/2008
	Total	$ 1,998,104
Proved Behind Pipe
Taylor-Ina Gray Clara Unit -1-	Tarlor-Ina (Escondito)	$ 708,052	1/1/2008
Taylor-Ina Neuman, V. H. -A-	Tarlor-Ina (Escondito)	$ 148,273	1/1/2008
Taylor-Ina Neuman, V. H. -B-	Tarlor-Ina (Escondito)	$ 184,940	1/1/2008
Taylor-Ina Schmidt, Lenora -A-	Tarlor-Ina (Escondito)	$ 213,512	1/1/2008
Taylor-Ina Schmidt, Lenora -B-	Tarlor-Ina (Escondito)	$ 205,040	1/1/2008
Taylor-Ina Schmidt, O. K.	Tarlor-Ina (Escondito)	$ 3,449	1/1/2008
Taylor-Ina Schmidt, Oscar	Tarlor-Ina (Escondito)	$ 164,534	1/1/2008
Taylor-Ina Wilson, J. N. -B-	Tarlor-Ina (Escondito)	$ 88,124	1/1/2008
Taylor-Ina Herring - Holloway	Tarlor-Ina (Escondito)	$ 161,334	1/1/2008
	Total	$ 1,877,258
Proved Undeveloped
Infield Drilling - Behind Pipe - Olmos Formation
Taylor-Ina Gray Clara Unit -1-	Tarlor-Ina (Olmos)	$ 316,852	1/1/2008
Taylor-Ina Neuman, V. H. -A-	Tarlor-Ina (Olmos)	$ 70,666	1/1/2008
Taylor-Ina Neuman, V. H. -B-	Tarlor-Ina (Olmos)	$ 88,135	1/1/2008
Taylor-Ina Schmidt, Lenora -A-	Tarlor-Ina (Olmos)	$ 101,756	1/1/2008
Taylor-Ina Schmidt, Lenora -B-	Tarlor-Ina (Olmos)	$ 58,911	1/1/2008
Taylor-Ina Schmidt, O. K.	Tarlor-Ina (Olmos)	$ 3,287	1/1/2008
Taylor-Ina Schmidt, Oscar	Tarlor-Ina (Olmos)	$ 78,419	1/1/2008
Taylor-Ina Wilson, J. N. -B-	Tarlor-Ina (Olmos)	$ 42,003	1/1/2008
Taylor-Ina Herring - Holloway	Tarlor-Ina (Olmos)	$ 87,603	1/1/2008
	Total	$ 847,632
Infield Drilling - Behind Pipe - Escondito Formation
Taylor-Ina Gray Clara Unit -1-	Tarlor-Ina (Escondito)	$ 316,852	1/1/2008
Taylor-Ina Neuman, V. H. -A-	Tarlor-Ina (Escondito)	$ 70,666	1/1/2008
Taylor-Ina Neuman, V. H. -B-	Tarlor-Ina (Escondito)	$ 88,135	1/1/2008
Taylor-Ina Schmidt, Lenora -A-	Tarlor-Ina (Escondito)	$ 101,756	1/1/2008
Taylor-Ina Schmidt, Lenora -B-	Tarlor-Ina (Escondito)	$ 58,911	1/1/2008
Taylor-Ina Schmidt, O. K.	Tarlor-Ina (Escondito)	$ 3,287	1/1/2008
Taylor-Ina Schmidt, Oscar	Tarlor-Ina (Escondito)	$ 78,419	1/1/2008
Taylor-Ina Wilson, J. N. -B-	Tarlor-Ina (Escondito)	$ 42,003	1/1/2008
Taylor-Ina Herring - Holloway	Tarlor-Ina (Escondito)	$ 87,603	1/1/2008
	Total	$ 847,632
Bend Arch Production
Comanche County, Texas
Proved Producing
Dominey Well #2	Comanche Co. Regular	$ 53,448	1/1/2008
Hicks-Santa Fe Well 1	Dominey (Caddo)	$ 99,728	1/1/2008
Santa Fe - Atchison Well 5A	Dominey (Caddo)	$ 99,728	1/1/2008
	Total	$ 252,904
Proved Behind Pipe
There are no Proved Behind Pipe at this time

Proved Undeveloped
Development Drilling Well #000	Dominey (Caddo)	$ 3,416,974	1/1/2008
Development Drilling Well #001	Dominey (Caddo)	$ 3,389,347	1/1/2008
Development Drilling Well #002	Dominey (Caddo)	$ 3,362,902	1/1/2008
Development Drilling Well #003	Dominey (Caddo)	$ 3,335,710	1/1/2008
Development Drilling Well #004	Dominey (Caddo)	$ 3,308,730	1/1/2008
Development Drilling Well #005	Dominey (Caddo)	$ 3,284,789	1/1/2008
Development Drilling Well #006	Dominey (Caddo)	$ 3,458,244	1/1/2008
Development Drilling Well #007	Dominey (Caddo)	$ 3,232,835	1/1/2008
Development Drilling Well #008	Dominey (Caddo)	$ 3,206,707	1/1/2008
Development Drilling Well #009	Dominey (Caddo)	$ 3,181,698	1/1/2008
Development Drilling Well #010	Dominey (Caddo)	$ 3,155,982	1/1/2008
Development Drilling Well #011	Dominey (Caddo)	$ 3,130,466	1/1/2008
Development Drilling Well #012	Dominey (Caddo)	$ 3,106,041	1/1/2008
Development Drilling Well #013	Dominey (Caddo)	$ 3,080,927	1/1/2008
Development Drilling Well #014	Dominey (Caddo)	$ 2,056,886	1/1/2008
Development Drilling Well #015	Dominey (Caddo)	$ 3,032,167	1/1/2008
Development Drilling Well #016	Dominey (Caddo)	$ 3,007,640	1/1/2008
Development Drilling Well #017	Dominey (Caddo)	$ 2,985,019	1/1/2008
Development Drilling Well #018	Dominey (Caddo)	$ 2,960,883	1/1/2008
Development Drilling Well #019	Dominey (Caddo)	$ 2,937,779	1/1/2008
Development Drilling Well #020	Dominey (Caddo)	$ 2,914,023	1/1/2008
Development Drilling Well #021	Dominey (Caddo)	$ 2,891,282	1/1/2008
Development Drilling Well #022	Dominey (Caddo)	$ 2,867,900	1/1/2008
Development Drilling Well #023	Dominey (Caddo)	$ 2,844,699	1/1/2008
Development Drilling Well #024	Dominey (Caddo)	$ 2,822,490	1/1/2008
Development Drilling Well #025	Dominey (Caddo)	$ 2,799,654	1/1/2008
Development Drilling Well #026	Dominey (Caddo)	$ 2,777,795	1/1/2008
Development Drilling Well #027	Dominey (Caddo)	$ 2,755,318	1/1/2008
Development Drilling Well #028	Dominey (Caddo)	$ 2,733,016	1/1/2008
Development Drilling Well #029	Dominey (Caddo)	$ 2,713,227	1/1/2008
	Total	$ 90,751,130
Eastland County, Texas
Proved Producing
Marble Falls Well 70	Kirk	$ 31,949	1/1/2008
	Total	$ 31,949
Proved Behind Pipe
There are no Proved Behind Pipe at this time

Proved Undeveloped
Development Drilling Well #000	Kirk	$ 2,985,019	1/1/2008
Development Drilling Well #001	Kirk	$ 2,937,779	1/1/2008
Development Drilling Well #002	Kirk	$ 2,891,282	1/1/2008
Development Drilling Well #003	Kirk	$ 2,844,699	1/1/2008
Development Drilling Well #004	Kirk	$ 2,799,654	1/1/2008
Development Drilling Well #005	Kirk	$ 2,755,318	1/1/2008
Development Drilling Well #006	Kirk	$ 2,713,227	1/1/2008
Development Drilling Well #007	Kirk	$ 2,670,281	1/1/2008
Development Drilling Well #008	Kirk	$ 2,628,011	1/1/2008
Development Drilling Well #009	Kirk	$ 2,585,663	1/1/2008
Development Drilling Well #010	Kirk	$ 2,544,713	1/1/2008
Development Drilling Well #011	Kirk	$ 2,504,407	1/1/2008
Development Drilling Well #012	Kirk	$ 2,466,143	1/1/2008
Development Drilling Well #013	Kirk	$ 2,427,102	1/1/2008
Development Drilling Well #014	Kirk	$ 2,388,674	1/1/2008
	Total	$ 40,141,972
Fisher County, Texas
Proved Producing
Cook Childrens Hospital Well 1	V. M. (Flippen)	$ 228,632	1/1/2008
J. J. Steele Well 3	Royston	$ 493,202	1/1/2008
	Total	$ 721,834
Proved Behind Pipe
There are no Proved Behind Pipe at this time

Proved Undeveloped
There are no Proved Undeveloped at this time

Guadalupe County, Texas
Proved Producing
Guadalupe-Turman Well 1	Darst Creek (Buda)	$ 79,498	1/1/2008
Well 2 Injection Well		$ -	1/1/2008
	Total	$ 79,498
Proved Behind Pipe
There are no Proved Behind Pipe at this time

Proved Undeveloped
There are no Proved Undeveloped at this time

Palo Pinto County, Texas
Proved Producing
F. H. Marguess Well 1	Mineral Wells, South (Strawn Lo)	$ 37,152	1/1/2008
Hart Ranch Well 1	Mineral Wells, S (Congl. 4270)	$ 18,680	1/1/2008
Hart Ranch Well 2	Pickwick (Marble Falls)	$ 55,449	1/1/2008
Hart Ranch Well 4	Hart Ranch (Strawn)	$ -	1/1/2008
Hart Ranch Well 5	Hart Ranch (Strawn)	$ 15,672	1/1/2008
Hart Ranch Well 6 Injection Well		$ -	1/1/2008
Hart Ranch Well 8	Waiting on Frac	$ -	1/1/2008
J. W. Padgett Well 3A	Palo Pinto Co. Reg (Gas)	$ -	1/1/2008
J. W. Padgett Well 4A	Palo Pinto Co. Reg (Gas)	$ -	1/1/2008
Keechi Creek Well 1	Graford (Bend Conglomerate)	$ 71,428	1/1/2008
Nash-Murphy Unit Well 1	Graford, N. (Ellenburger)	$ 86,936	1/1/2008
Nash Well 1	Palo Pinto Co. Reg (Gas)	$ 8,063	1/1/2008
Nash Well 1C	Newark East (Barnett Shale)	$ 46,998	1/1/2008
Padgett Ranch Well 1	Lone Camp (Bend Conglomerate)	$ -	1/1/2008
Padgett Ranch Well 2	J. V. T. (Strawn 2400)	$ -	1/1/2008
Padgett Ranch Well 3	J. V. T. (Strawn 2400)	$ -	1/1/2008
Padgett Ranch Well 4	T. J. B. (Strawn 2400)	$ 7,494	1/1/2008
Padgett Ranch Well 5	J. V. T. (Strawn 2400)	$ -	1/1/2008
Padgett Ranch Well 6 Injection Well		$ -	1/1/2008
Padgett Ranch Well 7	Palo Pinto Co. Reg (Gas)	$ 1,705	1/1/2008
Padgett Ranch Well 9	T. J. B. (Strawn 4200)	$ -	1/1/2008
Padgett Ranch Well 10	T. J. B. (Strawn 4200)	$ -	1/1/2008
Vivian Sikes Murphy Well 1	Newark East (Barnett Shale)	$ 130,871	1/1/2008
	Total	$ 480,448
Proved Behind Pipe
Hart Ranch Well 2 @ 2100'	Hart Ranch (Strawn)	$ 599,629	1/1/2008
Hart Ranch Well 2 @ 3100'	Hart Ranch (Strawn)	$ 599,629	1/1/2008
J. W. Padgett Well 3 @ 2400'	J. V. T. (Strawn 2400)	$ 618,890	1/1/2008
Nash Well 1C Strawn @ 1400	Hart Ranch (Strawn)	$ 576,749	1/1/2008
Nash Well 1C Strawn @ 3100'	Hart Ranch (Strawn)	$ 576,749	1/1/2008
Nash-Murphy Well 1 Marble Falls Formation	Pickwick (Marble Falls)	$ 316,847	1/1/2008
Nash-Murphy Well 1 Strawn @ 1400'	Hart Ranch (Strawn)	$ 601,161	1/1/2008
Nash-Murphy Well 1 Strawn @ 3100'	Hart Ranch (Strawn)	$ 391,492	1/1/2008
Padgett Ranch Well 5 Strawn 1350'	Palo Pinto Co. Reg (Gas)	$ 234,908	1/1/2008
Padgett Ranch Well 5 Strawn @ 1500'	Palo Pinto Co. Reg (Gas)	$ 360,716	1/1/2008
Padgett Ranch Well 7 Strawn @ 1800'	Palo Pinto Co. Reg (Gas)	$ 437,018	1/1/2008
	Total	$ 5,313,788
Proved Undeveloped
Hart Well 10 Horizontal Barnett Shale	Newark East (Barnett Shale)	$ 216,408	1/1/2008
Hart Well 10 Horizontal Marble Falls	Pickwick (Marble Falls)	$ 216,408	1/1/2008
Hart Well 11 Horizontal Barnett Shale	Newark East (Barnett Shale)	$ 216,408	1/1/2008
Hart Well 11 Horizontal Marble Falls	Pickwick (Marble Falls)	$ 216,408	1/1/2008
Hart Well 9 Vertical Barnett Shale	Newark East (Barnett Shale)	$ 240,821	1/1/2008
Hart Well 9 Vertical Marble Falls	Pickwick (Marble Falls)	$ 240,821	1/1/2008
Hart Well 2 Vertical Barnett Shale	Newark East (Barnett Shale)	$ 240,821	1/1/2008
Hart Well 2 Vertical Marble Falls	Pickwick (Marble Falls)	$ 240,821	1/1/2008
	Total	$ 1,828,916
Parker County, Texas
Proved Producing
Ashley Well 95-2	Brazos (Bend Conglomerate)	$ 79,498	1/1/2008
Ashley Well 96-1	Brazos (Bend Conglomerate)	$ -	1/1/2008
Barnes Well 1	Brazos, East Strawn 2275	0	1/1/2008
Barnes Well 96-4B	Graystone (Shallow Strawn)	0	1/1/2008
	Total	$ 79,498

Proved Behind Pipe
There are no Proved Behind Pipe at this time

Proved Undeveloped
There are no Proved Undeveloped at this time